Ariba, Inc.

807 11th Avenue

Sunnyvale, California 94089

December 5, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Craig Wilson

Re:	Ariba, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2005
Filed December 7, 2005
File No. 000-26299

Ladies and Gentlemen:

This letter responds to the comment set forth in the letter dated November 21, 2006 from Craig Wilson to Ariba, Inc. (“Ariba” or the “Company”). For your convenience, we have repeated and numbered the comment in Mr. Wilson’s letter.

Form 10-K for the Fiscal Year Ended September 30, 2005

Note 1 – Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 58

1. Your response to prior comment number 1 indicates that you will include license revenue in the “services and other” income statement line item beginning in the quarter ended December 31, 2006. Although it appears that license revenue may not be material to your 2006 revenues, we note that license revenue exceeded 10% of your total revenue in 2004 and 2005. Please explain to us how you will disclose license revenue for periods in which license revenue represents greater than 10% of total revenue.

Response to Comment 1:

The Company’s annual reports on Form 10-K will continue to disclose license revenue separately in the statement of operations until license revenue for all periods present are less than 10% of total revenue, i.e. fiscal years 2006 and 2007. For the Company’s quarterly reports on Form 10-Q commencing with the quarter ended December 31, 2006 and the annual report on Form 10-K beginning with fiscal year 2008, we propose Format A. We believe this format is appropriate because license revenue was less than 10% of total revenue for all quarters of fiscal 2006 and we believe that it will continue to be less than 10% of total revenue for the foreseeable future. Based on this format, we will not disclose license revenue on the face of the statement of operations. However, we will discuss license revenue as part of MD&A if it is a significant component of Services and other revenue or if it is a significant component in the annual change in Services and other revenue.

FORMAT A

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS

	Three Months Ended December 31,(1)
	2006		2005
Revenues:
Subscription and maintenance	$	xx,xxx	$32,xxx
Services and other		xx,xxx	43,xxx
Total revenues		xx,xxx	76,232

(1)	Three years of Financial Information would be present in the Form 10-K.

Please direct any comments or questions regarding this filing to me at the above address or by telephone at (650) 390-1010.

Very truly yours,

ARIBA, INC.

By:	/s/ James W. Frankola
James W. Frankola
Executive Vice President and Chief Financial Officer

cc:	Mark Kronforst, Assistant Chief Accountant
Christine Davis, Staff Accountant
Wayne Kimber
David Middler
Lynette Horrell, Ernst & Young LLP
Brooks Stough, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian LLP